Mail Stop 4631

                                                           November 27, 2017

Via E-mail
Shefali Vibhakar
Genesys Industries, Inc.
1914 24th Ave. E
Palmetto, Florida 34221

       Re:    Genesys Industries, Inc.
              Post-Effective Amendment to Form S-1
              Filed November 1, 2017
              File No. 333-213387

Dear Ms. Vibhakar:

       We have reviewed your November 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

   1. We note your response to comment 1 of our letter dated November 15, 2017.
We
      continue to believe, however, that you are a shell company as that term is defined in the federal securities laws. The steps you cite in support of your belief that you are not a shell company consist of either operations conducted by other parties, such as your CEO funding development of leasehold improvements, or are planning activities that have yet to produce any business operations that are greater than nominal or have an impact on your financial statements. Accordingly, please file an amendment disclosing your status as a shell company.

   2. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-
      X.
 Shefali Vibhakar
Genesys Industries, Inc.
November 27, 2017
Page 2

      3. Please file as exhibits all contracts representing lines of credit and bank term loan facilities. See Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at
(202) 551-2297
with any questions.


                                                                Sincerely,

                                                                /s/ Jay Ingram

                                                                Jay Ingram
                                                                Legal Branch
Chief
                                                                Office of
Manufacturing and
                                                                Construction

cc:      Faiyaz Dean, Esq.